SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 13, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on March 13, 2013.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 13 March 2013

ING announces governance changes in Insurance/IM Europe

ING today announced a number of changes in the governance of Insurance/Investment Management Europe as that business continues to push forward with its preparations for a standalone future. These governance changes follow the measures announced in November 2012 in order to increase efficiency and effectiveness through sharpening the strategic focus, improving processes and systems and reducing the number of management layers of support staff in the Netherlands.

In this context, as of this summer the current regional headquarters for Insurance Benelux and Insurance Central & Rest of Europe (CRE) will be combined into one head office for the European Insurance and Investment Management businesses with support staff for all business units. There will be separate reporting lines for the Dutch Nationale-Nederlanden business units as well as for the international insurance businesses and ING Investment Management International.

The CEOs of the Nationale-Nederlanden business units, Nationale-Nederlanden Life, Nationale-Nederlanden Non Life and Nationale-Nederlanden Bank will report directly to Lard Friese, in his capacity as Member of the Management Board Insurance EurAsia and responsible for the Insurance businesses in Europe. David Knibbe, currently CEO of CRE, will assume responsibility for Insurance International and will add Insurance Luxembourg and Insurance Belgium to his responsibilities. David Knibbe will continue to report to Lard Friese. Tom Kliphuis, currently CEO of Insurance Benelux and CEO of Nationale-Nederlanden has decided to step down as of 1 April 2013.

Jan Hommen, CEO of ING said: “The transformation programme at Insurance Europe is key in preparing our European Insurance and Investment Management organisation for its standalone future. The objective is to build an agile organisation, able to drive change and performance at the same time. I am convinced that the reduction of the number of management layers will help the organisation become more efficient and effective. Finally, I want to take this opportunity to thank Tom Kliphuis for his many years of dedicated service to ING’s international insurance operations. We wish him well in his future endeavours.”

Press enquiries	Investor enquiries
Ingeborg Klunder	Investor Relations
+31 20 57 66371	+31 20 57 66396
Ingeborg.Klunder@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: March 13, 2013